Exhibit (e)(29)

Letter Agreement With Colleen R. Moynihan

October 24, 2012

Dear Colleen:

This letter agreement (this “Letter Agreement”) restates certain provisions of your offer letter dated May 16, 2011 (the “Offer Letter”) from Oshkosh Corporation (the “Company”).  The restated provisions represent rights and obligations that have continuing effect on and after the date of this Letter Agreement.

Sign-On Bonus.  The Company, or an affiliate or subsidiary of the Company, will pay to you $87,500 less applicable withholding taxes on a separate payroll check at the second anniversary of the commencement of your employment.  This payment represents the final installment of your sign-on bonus.  The payment will be completed within sixty (60) days after it becomes due but in no event later than December 1 of the calendar year in which the payment conditions are met.  In addition, you acknowledge that the Company paid you the amount due less taxes at the first anniversary of the commencement of your employment as the second installment of your sign-on bonus.

The full amount of each of the payments described above will be forgiven after one year from the date of payment.  The consideration for this forgiveness is your continued employment with the Company.

If your employment with the Company terminates due to a voluntary resignation or serious performance deficiencies such as, but not limited to, theft, misrepresentation of information, gross negligence in carrying out assigned duties, conviction of a felony, harassment, etc., prior to the full forgiveness of either of the payments described above, you understand that you are obligated to repay all unforgiven amounts.

If your employment with the Company terminates without cause, or for “good reason” (as defined below), before the payments described above are made, such payments will be made to you within thirty (30) days of your termination provided you sign the Company’s standard separation and release agreement in use at that time.

If you owe any unforgiven balances to the Company, you understand that the Company will first deduct the unforgiven amount due from you on your last paycheck, which may include salary and compensation for unused vacation, to satisfy all or a portion of the remaining balance.  If there is a remaining balance due to the Company after the deduction of the unforgiven amount, the remaining liability to the Company will be due from you at that time.

If you are unable to repay the remaining balance at the time of separation, interest will begin to accrue at the prime rate (as published in the Wall Street Journal on that date) as of the date of termination.  Payment of the remaining amount not forgiven and the interest accrued will be repaid to the Company within sixty (60) days of your termination date.

If it becomes necessary for the Company to seek legal assistance to gain repayment, the cost of such litigation, including the Company’s reasonable attorney’s fees, will be your responsibility.

Severance.  If your employment is involuntarily terminated without cause or for “good reason” (as defined below) within the first three (3) years of the commencement of your employment, you will be provided with twelve (12) months’ pay, base salary plus target bonus only, as severance pay.  Such payment will be contingent upon signing the Company’s standard separation and release agreement in use at that time.  “Good reason” is defined for purposes of this Letter Agreement as a loss of your employment due to:

•                                          Change in reporting structure except for any reorganization to facilitate CEO succession;

•                                          Any circumstance outside of your control that results in the elimination of your position;

•                                          Corporate merger, sale or acquisition involving the Company or its subsidiaries or affiliates;

•                                          Reduction in your job title, responsibilities or officer status;

•                                          Relocation of your principal place of work more than 50 miles from its current location;

•                                          Reduction in your compensation or benefits unless such reduction is part of an overall reduction affecting employees at the same level, and the reduction in your compensation is by no greater a percentage than that of such other employees.

For you to invoke a termination for “good reason,” you must give the Company at least thirty (30) days’ advance notice of such intent in writing, including the reasons for the termination, and you must give the Company up to the effective date of the termination to cure.

Other.  Nothing in this Letter Agreement is intended to affect the current terms and conditions of your employment or your current eligibility for, or participation in, equity and cash incentive plans and other benefits plans of the Company.  For the avoidance of doubt, however, this Letter Agreement is intended to restate and replace in their entirety the Offer Letter, the Signing Bonus Agreement dated May 2011 and the letter dated June 7, 2011 defining “good reason” for purposes of the Offer Letter (together, the “Original Employment Documents”), and except for the rights and obligations described in this Letter Agreement, the Original Employment Documents are deemed terminated. However, your obligations under the non-compete and confidentiality agreement that you signed in connection with your acceptance of the Company’s offer of employment will not be affected by this restatement.

Please indicate your agreement to the terms of this Letter Agreement by signing and indicating the date below and returning one copy of the letter, with your original signature, to me.

Sincerely,	I accept,

/s/ Michael K. Rohrkaste	/s/ Colleen R. Moynihan
Michael K. Rohrkaste	Colleen R. Moynihan
EVP, Chief Administration/HR Officer	Date: October 24, 2012